Exhibit 99.1

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Shareholders’ Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Condensed Consolidated Financial Statements	8 - 17

- - - - - - - - - - -

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,563	$6,402
Restricted deposits	207	193
Short-term deposits	-	6,531
Pre-launch inventories	1,359	1,106
Prepaid expenses and other current assets	757	995

Total current assets	8,886	15,227

LONG-TERM ASSETS:
Property and equipment, net	4,613	5,094
Operating lease right-of-use assets	1,408	1,675
Long-term deposits	327	311

Total long-term assets	6,348	7,080

Total assets	$15,234	$22,307

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,662	$2,856
Accrued expenses and other current liabilities	3,651	2,734
Current maturities of long-term debt	-	988
Current maturities of operating lease liabilities	1,290	1,161

Total current liabilities	6,603	7,739

LONG-TERM LIABILITIES:
Deferred revenues	2,548	2,548
Long-term operating lease liabilities	282	647
Other liabilities	413	400

Total long-term liabilities	3,243	3,595

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value - Authorized: 107,800,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 20,311,766 and 18,204,002 shares at June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	322,465	312,473
Accumulated deficit	(317,077)	(301,500)

Total shareholders’ equity	5,388	10,973

Total liabilities and shareholders’ equity	$15,234	$22,307

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2026	2025

Operating expenses:

Research and development	$11,881	$12,332
Marketing and business development	873	989
General and administrative	2,855	3,661

Operating loss	15,609	16,982
Loss on extinguishment of debt	-	512
Financial expenses (income), net	(38)	687

Loss before income tax	15,571	18,181
Income tax expenses	6	64

Net loss	$15,577	$18,245

Basic and diluted loss per Ordinary share	$0.70	$1.48

Weighted average number of Ordinary shares used in computing basic and diluted loss per share	22,280,991	12,298,113

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

Six months ended June 30, 2026	Number of ordinary shares	Additional paid-in capital		Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2026	18,204,002	$312,473		$(301,500)	$10,973

Share-based compensation	-	1,462		-	1,462
Issuance of Ordinary shares, abeyance shares and warrants, net (1)	1,814,655	8,521		-	8,521
Exercise of pre-funded warrants	290,859	-	*)	-	-	*)
Exercise of options	2,250	9		-	9
Net loss	-	-		(15,577)	(15,577)

Balances as of June 30, 2026	20,311,766	322,465		(317,077)	5,388

(1)	Net of issuance cost of $115.

*)	Amount less than $1.

Six months ended June 30, 2025	Number of ordinary shares	Additional paid-in capital		Accumulated deficit	Total shareholders’ equity

Balances as of January 1, 2025	10,190,904	$275,015		$(267,331)	$7,684

Share-based compensation	-	2,875		-	2,875
Issuance of Ordinary shares, abeyance shares and warrants, net (2)	4,492,875	28,162		-	28,162
Exercise of pre-funded warrants	970,350	-	*)	-	-	*)
Net loss	-	-		(18,245)	(18,245)

Balances as of June 30, 2025	15,654,129	$306,052		$(285,576)	$20,476

(2)	Net of issuance cost of $72.

*)	Amount less than $1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:

Net loss	$(15,577)	$(18,245)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	770	752
Non-cash financial expenses, net	14	198
Loss on extinguishment of debt	-	512
Share-based compensation expenses	1,462	2,875
Changes in assets and liabilities:
Pre-launch inventories	(253)	-
Prepaid expenses and other assets	238	416
Operating lease right-of-use-assets	545	435
Operating lease liabilities	(514)	(276)
Trade payables	(1,275)	163
Accrued expenses and other liabilities	917	459
Exchange rate differences gain on cash balances	(162)	-

Net cash used in operating activities	(13,835)	(12,711)

Cash flows from investing activities:

Investment in bank deposits	(1,000)	(12,000)
Proceeds from bank deposits	7,500	-
Purchase of property and equipment	(208)	(16)

Net cash provided by (used in) investing activities	6,292	(12,016)

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, warrants and pre-funded warrants, net	8,530	28,162
Payments due to long-term debt	(988)	(1,614)

Net cash provided by financing activities	7,542	26,548

Exchange rate differences on cash and cash equivalent balances	162	-

Increase in cash, cash equivalents and restricted deposits	161	1,821
Cash, cash equivalents and restricted deposits at the beginning of the period	6,595	15,809

Cash, cash equivalents and restricted deposits at the end of the period	$6,770	$17,630

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025

Supplemental disclosures of cash flow information:

Cash and cash equivalents	$6,563	$17,448
Restricted deposits	207	182

Cash, cash equivalents and restricted deposits at the end of the period	$6,770	$17,630

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

PolyPid Ltd. (the "Company") was incorporated under the laws of Israel and commenced operations on February 28, 2008. The Company is an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release medicine designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. The Company’s lead product, D-PLEX100, successfully met its primary and all key secondary endpoints in the pivotal Phase 3 Surgical site Hospital acquired Infection prEvention with Local D-PLEX100 (“SHIELD II”) trial for the prevention of surgical site infections (“SSIs”). Through June 30, 2026, the Company has been primarily engaged in research and development.

b.	The Company wholly owned subsidiaries include a subsidiary in the United States of America (the “US Subsidiary”) and a subsidiary in Romania. The US Subsidiary’s operation focuses on marketing and business development of the Company’s operation in the United States of America.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain marketing approval from regulatory authorities; access potential markets; build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further private or public financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

In June 2025, the Company announced positive top-line results from the SHIELD II Phase 3 trial. D-PLEX100 successfully met the primary efficacy endpoint, with statistically significant results (p<0.005) in 798 patients with large abdominal surgery incisions. The trial successfully met all key secondary efficacy endpoints, including a 60% reduction in the rate of SSIs in patients treated with D-PLEX100 arm versus standard of care arm (p<0.005). The Company successfully completed its New Drug Application (“NDA”) submission on a rolling review basis to the U.S. Food and Drug Administration (“FDA”) for D-PLEX100 and anticipates a potential FDA decision in the fourth quarter of 2026 under the Prescription Drug User Fee Act review timeline.

The Company expects to continue to incur substantial losses for the foreseeable future. To fully execute its business plan, the Company will need to do certain development activities as well as manufacture the required clinical and commercial production batches in the pilot manufacturing plant. Further, the Company’s product candidates will require regulatory approval prior to commercialization, and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	As of June 30, 2026, the Company had cash and cash equivalents of $6,563. During the six-month period ended June 30, 2026, the Company incurred a net loss of $15,577 and had negative cash flows from operating activities of $13,835. In addition, the Company had an accumulated deficit of $317,077 at June 30, 2026.

The Company’s future operations are highly dependent on a combination of factors, including (i) completion of all required clinical studies; (ii) the success of its research and development activities; (iii) manufacture of all required clinical and commercial production batches; (iv) marketing approval by the relevant regulatory authorities; and (v) market acceptance of the Company’s product candidates.

There can be no assurance that the Company will succeed in achieving the clinical, scientific and commercial milestones as detailed above.

Based on the abovementioned, as of the approval date of these interim consolidated financial statements, the Company has not raised the necessary funding in order to continue its activity for a period of at least one year. Therefore, these factors raise a substantial doubt about the Company’s ability to continue as a going concern.

The interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Company be unable to continue as a going concern, and such adjustments could be material.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and summary of significant accounting policies:

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 25, 2026.

The preparation of interim consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions, but are not limited to, the fair value of financial assets and liabilities, the useful lives of property and equipment and the determination of the fair value of the Company’s share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a.	Basis of presentation and summary of significant accounting policies: (Cont.)

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Consolidated Financial Statements”). Interim results are not necessarily indicative of the results for a full year.

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

b.	Basic and diluted loss per share:

The Company’s basic loss per share is calculated by dividing the loss attributable to Ordinary shareholders by the weighted-average number of shares of Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted loss per share is the same as basic loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive.

c.	Recently issued accounting pronouncements not yet adopted:

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within “Accounting Standards Codification” (“ASC”) No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	LINE OF CREDIT AGREEMENT

Further to the discussion in Note 7 in the 2025 Consolidated Financial Statements regarding the secured line of credit agreement signed on April 5, 2022, with Kreos Capital VI (Expert Fund) LP (“Kreos”) (the “Credit Line”), the outstanding loan balance was fully repaid on May 4, 2026.

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

In connection with its research and development programs, through June 30, 2026, the Company received participation payments from the Israel Innovation Authority of the Ministry of Economy in Israel (“IIA”) in the aggregate amount of $4,898. In return for IIA’s participation, the Company is committed to pay royalties at a rate of 3% of sales of the developed products, up to 100% of the amount of grants received plus interest at Secured Overnight Financing Rate.

For the six-month period ended June 30, 2026, no new participation payments were received. Through June 30, 2026, no royalties have been paid or accrued.

NOTE 5:-	SHAREHOLDERS’ EQUITY

a.	Ordinary share capital (with no par value) is composed as follows:

	June 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
Number of shares
Ordinary shares	107,800,000	20,311,766	107,800,000	18,204,002

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Controlled Equity Offering Sales Agreement (the “Sales Agreement”):

In November 2024, the Company entered into a Sales Agreement, with Oppenheimer & Co. Inc. (the “Agent”). Pursuant to the Sales Agreement, the Company may offer and sell, from time to time, its Ordinary shares, through the Agent in an at the market offering (“ATM’”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $15,000.

During the six-month period ended June 30, 2026, the Company sold 796,581 Ordinary shares under the ATM for a total amount of $3,703, net of issuance cost.

c.	Private placements and public offerings:

On January 4, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing, led by leading U.S. life sciences-focused investors and certain existing investors. Under the securities purchase agreement, the investors purchased 3,143,693 of the Company’s Ordinary shares at a purchase price of $4.81 per share, pre-funded warrants to purchase up to 227,619 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 3,371,312 Ordinary shares at an exercise price of $5.50 per share (the “January 2024 Warrants”). The warrants would expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the positive recommendation by Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D-PLEX100 resulting in the stopping of the trial due to positive efficacy. The proceeds to the Company amounted to $15,002, net of issuance cost of $1,216. Exercise of the warrants in full would have resulted in an additional $18,542 in gross proceeds to the Company. The closing of the offering occurred on January 9, 2024.

On May 20, 2025, the 227,619 pre-funded warrants were exercised to 227,619 Ordinary shares.

On June 16, 2025, 2,190,121 January 2024 Warrants were exercised as part of the Inducement Letter as defined below.

In January 2026, the remaining 1,181,191 January 2024 Warrants expired.

In accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, the pre-funded warrants and the January 2024 Warrants qualified for equity accounting. The fair value for each pre-funded warrant and January 2024 Warrant was $4.52.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Private placements and public offerings: (Cont.)

On August 1, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 2,006,226 of the Company’s Ordinary shares at a purchase price of $3.61 per share, pre-funded warrants to purchase up to 229,231 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 1,676,588 Ordinary shares at an exercise price of $3.61 per share (the “August 2024 Warrants”). The August 2024 Warrants expire upon the earlier of two years from the date of issuance and 10 trading days following the Company’s announcement of the recommendation by the Data Safety Monitoring Board regarding the Company’s unblinded interim analysis in its SHIELD II Phase 3 trial of D- PLEX100 resulting in either the stopping of the trial due to positive efficacy, or continuation to planned patient recruitment (up to 630 subjects). The closing of the offering occurred on August 6, 2024. The proceeds to the Company amounted to approximately $7,536, net of issuance costs of $532. Exercise of the August 2024 Warrants in full would result in an additional $6,052 in proceeds to the Company.

In June 2025, the 229,231 pre-funded warrants were exercised to 229,230 Ordinary shares.

Between January to June 2026, 1,204,983 August 2024 Warrants were exercised to 914,124 Ordinary shares and 290,859 pre-funded warrants for a total amount of $4,350.

In June 2026, the 290,859 pre-funded warrants were exercised to 290,859 Ordinary shares.

On December 26, 2024, the Company entered into a definitive securities purchase agreement for a private placement financing. Under the securities purchase agreement, the investors purchased 3,386,962 of the Company’s Ordinary shares, at a purchase price of $3.22 per share, pre-funded warrants to purchase up to 1,106,868 Ordinary shares at an exercise price of $0.0001 per share and warrants to purchase up to 6,740,745 Ordinary shares at an exercise price of $4.00 per share (the “December 2024 Warrants”). The December 2024 Warrants would expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100. The closing of the offering occurred on December 26, 2024. The offering resulted in proceeds to the Company of $13,325, net of issuance costs of $1,146. Exercise of the warrants in full would result in an additional $26,963 in proceeds to the Company.

On June 16, 2025, 5,436,393 December 2024 Warrants were exercised as part of the Inducement Letter as defined below and on June 23, 2025, 10 trading days following the Company’s announcement of the top-line results in the Company’s SHIELD II Phase 3 trial of D-PLEX100 the remaining 1,304,352 December 2024 Warrants expired.

On June 9, 2025, and September 4, 2025, 513,517 and 593,351, pre-funded warrants were exercised to 513,501 and 593,351 Ordinary shares, respectively.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Private placements and public offerings: (Cont.)

On June 16, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (each, a “Holder”) of (i) 2,190,121 January 2024 Warrants to purchase up to 2,190,121 of the Company’s Ordinary shares and (ii) 5,436,393 December 2024 Warrants to purchase up to 5,436,393 Ordinary shares (together with the

January 2024 Warrants, the “Existing Warrants”). Pursuant to the Inducement Letter, each Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 7,626,514 Ordinary shares, at an exercise price of $3.50 per Ordinary share, in consideration of the Company’s agreement to issue new warrants (the “New Warrants”) to purchase up to 7,626,514 Ordinary shares (the “New Warrant Shares”), at an exercise price of $4.50 per Ordinary share. The Company received aggregate net proceeds of $26,690 from the exercise of the Existing Warrants by the Holders after deducting offering expenses payable by the Company.

In December 2025, 725,000 Ordinary shares held in abeyance were issued to 725,000 Ordinary shares. Of the 7,626,514 Ordinary shares underlying the Existing Warrants, 2,828,319 Ordinary shares issuable to certain Holders were held in abeyance as of June 30, 2026, due to beneficial ownership restrictions in the Existing Warrants.

On January 8, 2026, 103,950 warrants from the New Warrants were exercised to 103,950 Ordinary shares for a total amount of $468.

On March 6, 2026, 232,920 warrants from the New Warrants were canceled due to non-compliance with one of the terms of the Inducement Letter,

The terms of the Inducement Letter were accounted for as a modification of the Existing Warrants under ASC 815-40. Because both the Existing Warrants and the New Warrants qualified for equity classification before and after the transaction, and since the purpose of the modification was to induce immediate cash exercise of the Existing Warrants and raise equity capital, the Company recognized the modification as an equity issuance. Accordingly, the impact of the modification, totaling $2,317, was recorded as an equity issuance cost. The New Warrants are exercisable for a period of two years from the date of issuance.

d.	Ordinary shares rights:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

e.	Share option plans:

The Company authorized through its 2012 Share Option Plan the grant of options to officers, directors, advisors, management and other key employees of up to 5,012,,403 Ordinary shares. The options granted generally have a four-year or three-year vesting period and expire ten years after the date of grant. Options granted under the Company’s option plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2026, 1,367,427 of the Company’s options were available for future grants.

A summary of the status of options to employees and non-employees (including directors and consultants) under the Company’s option plan as of June 30, 2026, and changes during the six month period then ended are presented below:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	2,937,808	$4.78	$1,932	8.69
Granted	748,586	$4.43
Exercised	(2,250)	$3.98	$2
Forfeited	(46,743)	$6.84
Expired	(624)	$92.89

Outstanding at end of period	3,636,777	$4.67	$3,941	8.54
Exercisable options	1,524,936	$5.61	$1,367	7.97
Vested and expected to vest	3,636,777	$4.67	$3,941	8.54

The weighted average grant date fair value of options granted during the six-month period ended June 30, 2026 and the year ended December 31, 2025 was $3.42 and $2.50, respectively

The total share-based compensation expense recognized by the Company’s departments:

	Six months ended June 30,
	2026	2025

Research and development	$725	$1,080
Marketing and business development	158	410
General and administrative	579	1,385

	$1,462	$2,875

As of June 30, 2026, there were unrecognized compensation costs of $6,318, which are expected to be recognized over a weighted average period of approximately 2.83 years.

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

f.	Warrants:

As of June 30, 2026, all warrants, including the pre-funded warrants disclosed in Note 5c, are exercisable into Ordinary shares as follows:

Grant date	Warrants outstanding as of June 30, 2026	Average Exercise price per share ($)	Warrants exercisable as of June 30, 2026	Exercisable through

April 2022	5,193	12.60	5,193	April 2029
July 2022	1,298	12.60	1,298	April 2029
April 2022	40,000	3.61	40,000	August 2031
August 2024	471,605	3.61	471,605	August 2026 *)
June 2025	7,289,644	4.50	7,289,644	June 2027 *)

	7,807,740		7,807,740

*)	See Note 5c for warrants and pre-funded warrants that were exercised during the six-month period ended June 30, 2026.

NOTE 6:-	BASIC AND DILUTED LOSS PER SHARE

The potential Ordinary shares that were excluded from the computation of diluted loss per share attributable to shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2026	2025
	Number of Ordinary shares

Ordinary share options	1,524,936	581,607
Warrants	7,807,740	10,530,784

	9,332,676	11,112,391

POLYPID LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SUBSEQUENT EVENTS

a.	Further to the discussion in Note 5b, during July 2026, the Company sold 153,140 Ordinary shares under the ATM for a total amount of $780, net of issuance costs.

b.

Further to the discussion in Note 5c, during July 2026, 398,961 August 2024 Warrants were exercised to 398,961 Ordinary shares for a total amount of $1,440. In August 2026, the remaining 72,714 August 2024 Warrants expired.

c.	On July 17, 2026 (the “Effective Date”), the Company entered into a License and Supply Agreement (the “Agreement”) with Azurity Pharmaceuticals Ireland Ltd. (“Azurity”), pursuant to which the Company granted the exclusive right to Azurity to commercialize the Company’s product D-PLEX100 (the “Product”) in the United States of America and Canada.

Under the terms of the Agreement, the Company received an upfront payment of $15,000 due upon the execution of the Agreement and achieved the near-term milestone of FDA acceptance of the Product NDA (which happened in July 2026) required for an additional payment of $15,000.

The Company is eligible to receive over $290,000 in additional regulatory, development and sales-based milestone payments. Upon commercialization, the Company will manufacture and supply the Product to Azurity for a transfer price and will be entitled to tiered royalties ranging from mid-teen to mid-twenties percentages.

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